Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (215) 981-7794

Brian L. Roberts
Chairman of the Board
  and Chief Executive Officer
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102

> **Re:** **Comcast Corporation**
> **Definitive Schedule 14A**
> **Filed March 29, 2007**
> **File No. 1-32871**

Dear Mr. Roberts:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Proposal One: Election of Directors, page 9

About Our Board and Its Committees, page 11

1.   We note your disclosure on page 13 regarding the governance and directors nominating committee. Please disclose the "additional information required by [y]our by-laws" that a shareholder must provide you in order to nominate a director candidate. See Item 407(c)(2) of Regulation S-K.

Related Party Transaction Policy and Certain Transactions, page 15

2.   Please state whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

3.   Specify the type of "business services" for which you paid Tyco International Ltd. during the fiscal year, to the extent you are required to continue to describe such a related party transaction with Tyco International in your next proxy statement or annual report. See Item 404(a)(6) of Regulation S-K.

Executive Compensation, page 29

Compensation Discussion and Analysis, page 29

4.   Throughout your compensation discussion and analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for the last fiscal year. For example, on page 30, you state that the committee assessed each named executive officer's length of service, individual performance and contributions, responsibilities and role, management and performance, etc. Likewise, on page 32, you state that, in determining base salary, the committee considered job responsibilities and performance, seniority, peer group compensation information, etc. You make similar statements as to long-term equity compensation. In your compensation discussion and analysis, analyze how the committee's consideration of these factors and the others mentioned resulted in the amounts each officer earned for each compensation element.

Use of Competitive Market Data, page 30

5.   So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, ensure that you have identified each company that you considered for purposes of benchmarking the elements of the named executive officers' compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Elements and Mix of Our Compensation Program, page 31

Cash Bonus Incentive Compensation, page 32

Equity Based Incentive Compensation, page 33

6.   Discuss whether discretion can be or has been exercised by the board or
        compensation committee either to award compensation absent attainment of the
        relevant performance goal(s) or to reduce or increase the size of any award or
        payout. Identify any particular exercise of discretion, and state whether it applied
        to one or more specified named executive officers or to all compensation subject
        to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

7.   Please explain why the target bonuses disclosed on page 32 for Brian Roberts and
        Stephen Burke are significantly higher than those for the other named executive
        officers. Currently, it is not apparent as to what circumstance led to this
        difference, which also is reflected in their employment agreements, and whether
        this difference signifies a material difference in your policy or decision-making
        regarding their particular compensation. See Section II.B.1 of Securities Act
        Release No. 8732A.

Deferred Compensation, page 34

8.   The non-qualified deferred compensation table on page 48 shows that you made
        contributions in and as of the end of 2006 to Brian Roberts in the amount of $2.1
        million and that he deferred $1.25 million of his $2.5 million base salary. Please
        discuss whether there is a relationship between the level of your contribution and
        the amount of compensation the named executive officer has deferred. Discuss
        whether this circumstance reflects a material difference in how the committee
        determines the amounts contributed to the different named executive officers
        under the deferred compensation plan.

Payments in Connection with a Change in Control, page 34

9.   You state on page 34 that "[y]our Board will determine whether it is appropriate
        to accelerate the vesting of stock options and/or RSUs, as applicable, or provide
        other benefits in connection with a change in control." Describe whether the
        board has any guiding principles or factors that it will consider under such
        circumstances, what those principles or factors are, and whether they differ for
        each named executive officer.

10.   Discuss how your termination payment arrangements fit into your overall
        compensation objectives and affected the decisions you made regarding other

Mr. Roberts
Comcast Corporation
August 21, 2007
Page 4

compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Summary Compensation Table for 2006, page 38

11.   Disclose all assumptions made in the valuation of awards in column (e) of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 51

12.   To assist shareholders in recognizing the extent of the potential payments, consider presenting the different kinds and amounts of estimated payments and benefits to the named executive officers in a table or tables.

Director Compensation for 2006, page 57

13.   Disclose all assumptions made in the valuation of awards in column (c) of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

14.   For each director, disclose by footnote to column (c) of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor